Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter

and Full-Year 2014 Financial Results

TAIPEI, Taiwan, April 10, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced its fourth-quarter and full-year 2014 unaudited financial results.

Message from Management

In 2014, the Company launched one social casino game, one PC-based MMO game and five RPG mobile games mainly in Taiwan, Hong Kong and Macau; meanwhile, self-developed and collaborated with Korean game studios to have its own games to publish. In addition, its cloud computing business launched an integrated cloud service in combination of business card management and virtual platform solution for Taiwanese corporate customers.

The revenues generated in 2014 were mainly attributable to the existing games and cloud computing business. Most of the games were released in late December 2014 and therefore, these new released games are expected to make a contribution on the revenues in the first quarter of 2015. Nevertheless, based on the Company’s unaudited financial results, its current stock price is considered much discounted compared with its cash value per share.

Management believes that the year of 2014 was the downturn of the Company’s restructuring as the cloud computing business just started to take off, the new games continued to release on the market in late December 2014 and both collaborated and in-house developed games are ready for marketing, and same as the casino game platform. Besides, compared with the third quarter of 2014, the Company’s financial position continues to increase due to the gain on disposal of partial marketable securities in the fourth quarter.

Looking forward, the Company expects to expand the South East Asian market for more market presence for its online game business, and its cloud computing business plans to penetrate further the Taiwanese SME customers. As regards the casino game platform, the Company hopes to leverage on partnership with overseas operators in order to generate more earnings.

Management is confident of the prospects in 2015 and is certain that the Company will be able to benefit from the efforts made in 2014.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Fourth Quarter

GIGAMEDIA 4Q14 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q14	3Q14	Change (%)	4Q14	4Q13	Change (%)

Revenues	2,660	2,472	7.6%	2,660	3,381	-21.3%

Gross Profit	(96)	205	-146.8%	(96)	1,157	-108.3%
Loss from Operations	(4,332)	(3,631)	-19.3%	(4,332)	(31,338)	86.2%
Net Income (Loss) Attributable to GigaMedia	5,435	(4,839)	212.3%	5,435	(30,363)	117.9%
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.10	(0.09)	211.1%	0.10	(0.60)	116.7%
EBITDA (A)	5,673	(4,589)	223.6%	5,673	(29,840)	119.0%
Cash and Marketable Securities-Current	62,089	56,940	9.1%	62,089	80,262	-22.6%

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Fourth-Quarter Financial Results

•	Consolidated revenues were $2.7 million, grew by 7.6% quarter-on-quarter due to the growth of cloud computing business with the revenues of $0.9 million in 4Q14, up from $0.2 million in 3Q14 as the contribution from online game business was $1.7 million, down from $2.2 million in 3Q14 (-22% quarter-on-quarter) and $2.5 million in 4Q13 (-29% quarter-over-quarter) respectively.

•	Consolidated operating expenses were $4.2 million, up from $3.8 million in 3Q14 (+10.4% quarter-on-quarter) resulting from the impairment losses of $1.4 million.

•	Impairment losses were $1.4 million recognized mainly for the prepaid license fee of ArcheAge, which the game license agreement was signed in October 2010.

•	Consolidated non-operating income was $9.7 million in 4Q14 compared to expense of $1.2 million in 3Q14 and income of $1.2 million in 4Q13.

•	Net income was $5.4 million thanks to the capital gain on disposal of marketable securities and market price valuation on investment.

•	Cash and marketable securities-current in 4Q14 accounted for $62.1 million, increased by 9.1% quarter-on-quarter due to the gain on sale of marketable securities.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, marketable securities-current and restricted cash accounted for $71.1 million as of December 31, 2014, or approximately $1.29 per share.

For the Full Year 2014

(all figures in US$ thousands, except per share amounts)	FY14 (unaudited)	FY13 (audited)	Change (%)

Revenues	9,779	15,032	-34.9%

Gross Profit	1,942	7,448	-73.9%
Loss from Operations	(13,475)	(38,487)	65.0%
Net Loss Attributable to GigaMedia	(5,157)	(34,780)	85.2%
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.10)	(0.69)	85.5%
EBITDA (A)	(4,170)	(32,599)	87.2%

Consolidated revenues declined to $9.8 million in 2014 from $15.0 million in 2013. The decrease was primarily driven by the contraction in online game business.

Consolidated gross profit decreased to $1.9 million in 2014 from $7.4 million in 2013 (-73.9% year-over-year) attributable to a decline in operating revenues and lowered operating leverage. The gross margin dropped to 19.9% in 2014, down from 49.5% in 2013.

Consolidated loss from operations for 2014 was $13.5 million, down from $38.5 million in 2013. In 2013, loss from operations, excluding impairment losses of $30.3 million related to FunTown goodwill and intangible assets, was $8.2 million. The operating expenses compared to that in 2013, excluding impairment losses related to FunTown goodwill and intangible assets, diminished slightly in 2014 due to a decrease in impairment losses related to prepaid license fee.

Consolidated net loss attributable to the shareholders of the company amounts to $5.2 million in 2014 compared to a loss of $34.8 million in 2013.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of April 10, 2015. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2014 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

For the first quarter of 2015, GigaMedia expects total revenues to increase by double-digit growth rate compared with the fourth quarter of 2014, primarily contributed by the five new games released in late December 2014 and one new game in February 2015.

Looking ahead of 2015, management expects:

1)	Co-developed and self-developed games to be ready by the third quarter and hopes to license to the overseas gaming publishers;

2)	New licensed mobile games to acquire more players in order to increase economic scale;

3)	For cloud computing business, it is expected to enlarge its Taiwanese SME customer portfolio and also its market presence;

4)	Club One, a self-developed social casino platform, to start to license to the overseas operators in April.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Full-year and quarterly results

All 2014 quarterly and full-year figures and all 2013 quarterly results referred to in the text, tables and attachments to this release are unaudited; all full-year 2013 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will not hold an investor conference call and webcast for a discussion about the financial results of the fourth quarter and full year 2014 as the release dates of the financial results of the first quarter 2015 and the 2014 annual report are close. An announcement will be made along with the release of the financial results of the first quarter of 2015.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2014	9/30/2014	12/31/2013	12/31/2014	12/31/2013
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	1,739,623	2,237,498	2,463,125	8,199,393	14,106,052
Other revenues	920,732	234,987	917,736	1,579,551	925,607

	2,660,355	2,472,485	3,380,861	9,778,944	15,031,659

Operating costs
Cost of Asian online game and service revenues	1,835,944	1,972,295	1,231,969	6,012,130	6,425,263
Cost of other revenues	920,471	294,982	991,980	1,824,573	1,158,371

	2,756,415	2,267,277	2,223,949	7,836,703	7,583,634

Gross profit	(96,060)	205,208	1,156,912	1,942,241	7,448,025

Operating expenses
Product development and engineering expenses	220,748	197,745	497,083	892,331	1,697,806
Selling and marketing expenses	1,697,665	1,759,991	934,726	6,707,346	4,815,560
General and administrative expenses	915,407	1,878,580	1,145,613	6,415,549	6,364,876
Impairment losses	1,401,667	0	29,917,344	1,401,667	33,057,342

	4,235,487	3,836,316	32,494,766	15,416,893	45,935,584

Loss from operations	(4,331,547)	(3,631,108)	(31,337,854)	(13,474,652)	(38,487,559)

Non-operating income (expense)
Interest income	146,579	187,194	85,717	682,163	237,733
Gain on sales of marketable securities	6,011,518	2,447,065	1,199,533	8,620,875	1,739,373
Interest expense	(80,344)	(78,714)	(7,549)	(243,037)	(48,537)
Foreign exchange (loss) gain - net	(244,306)	20,058	24,262	(556,061)	44,686
Equity in net earnings (losses) on equity method investments	3,860,112	(3,848,048)	(59,304)	(209,211)	525,907
Gain on disposal of investments	0	0	(0)	0	1,219,712
Other	16,283	22,550	(40,901)	114,678	86,167

	9,709,842	(1,249,895)	1,201,758	8,409,407	3,805,041

Income (loss) from continuing operations before income taxes	5,378,295	(4,881,003)	(30,136,096)	(5,065,245)	(34,682,518)
Income tax benefit (expense)	13,005	125	(76,099)	73,258	(61,086)

Income (loss) from continuing operations	5,391,300	(4,880,878)	(30,212,195)	(4,991,987)	(34,743,604)
Loss from discontinued operations, net of tax	0	0	(431,910)	0	(317,920)

Net income (loss)	5,391,300	(4,880,878)	(30,644,105)	(4,991,987)	(35,061,524)
Less: Net loss (income) attributable to noncontrolling interest	43,639	41,966	281,157	(164,780)	281,242

Net income (loss) attributable to shareholders of GigaMedia	5,434,939	(4,838,912)	(30,362,948)	(5,156,767)	(34,780,282)

(Loss) earnings per share attributable to GigaMedia
Basic:
Income (loss) from continuing operations	0.10	(0.09)	(0.59)	(0.10)	(0.68)
Loss from discontinued operations	0.00	0.00	(0.01)	0.00	(0.01)

	0.10	(0.09)	(0.60)	(0.10)	(0.69)

Diluted:
Income (loss) from continuing operations	0.10	(0.09)	(0.59)	(0.10)	(0.68)
Loss from discontinued operations	0.00	0.00	(0.01)	0.00	(0.01)

	0.10	(0.09)	(0.60)	(0.10)	(0.69)

Weighted average shares outstanding:
Basic	55,261,661	55,261,661	50,720,498	53,926,966	50,720,108

Diluted	55,284,832	55,261,661	50,720,498	53,926,966	50,720,108

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2014	9/30/2014	12/31/2013
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	50,640,355	38,899,281	58,801,533
Marketable securities - current	11,448,930	18,041,022	21,460,119
Accounts receivable - net	1,297,785	1,327,883	2,026,891
Prepaid expenses	566,965	534,534	749,598
Restricted cash	8,990,666	9,006,571	0
Other receivables	124,344	2,739,712	211,006
Other current assets	195,998	166,917	82,244

Total current assets	73,265,043	70,715,920	83,331,391

Marketable securities - noncurrent	4,744,000	9,073,630	6,048,080
Investments	23,671,773	20,775,344	5,822,332
Property, plant & equipment - net	1,663,424	1,753,309	1,676,772
Intangible assets - net	221,630	592,482	1,461,304
Prepaid licensing and royalty fees	4,382,772	5,061,593	4,665,992
Other assets	353,258	309,549	315,327

Total assets	108,301,900	108,281,827	103,321,198

Liabilities and equity
Short-term borrowings	18,641,390	19,395,135	4,360,953
Accounts payable	770,965	453,885	1,178,357
Accrued compensation	795,431	1,144,451	379,905
Accrued expenses	3,464,652	2,508,376	2,616,623
Unearned revenue	1,945,945	2,172,611	2,440,916
Other current liabilities	3,646,412	3,781,432	3,861,931

Total current liabilities	29,264,795	29,455,890	14,838,685
Other liabilities	10,553	181,193	181,485

Total liabilities	29,275,348	29,637,083	15,020,170

GigaMedia’s shareholders’ equity	79,016,097	78,589,516	88,447,894
Noncontrolling interest	10,455	55,228	(146,866)

Total equity	79,026,552	78,644,744	88,301,028

Total liabilities and equity	108,301,900	108,281,827	103,321,198

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2014	9/30/2014	12/31/2013	12/31/2014	12/31/2013
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA

Net income (loss) attributable to GigaMedia	5,434,939	(4,838,912)	(30,362,948)	(5,156,767)	(34,780,282)
Depreciation	76,309	76,182	89,778	305,779	407,669
Amortization	241,060	282,115	434,343	1,192,629	1,902,764
Interest income	(146,450)	(187,194)	(85,652)	(681,833)	(238,608)
Interest expense	80,344	78,714	7,549	243,037	48,537
Income tax (benefit) expense	(13,005)	(125)	76,099	(73,258)	61,086

EBITDA	5,673,197	(4,589,220)	(29,840,831)	(4,170,413)	(32,598,834)